уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 376-81-71
e-mail: gd@gd.usi.ru, internet: www.usi.ru
ОКПО 01134530, ОГРН 1025900510349
ИНН/КПП 5902183094/997750001

5/X 2005 № 09.1-14/13148

На № ____________ от ______________

05011802

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

82-4545

SUPPL

Dear Sirs,

In connection with Uralsviazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions d. September 29, 2005.

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 12 2005
WASH. D.C.
156

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

dw 10/19

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

September 29, 2005

On September 29, 2005 the Uralsviazinform Board of Directors took decision on placing of the monetary bond issue of 06 series.

Characteristics of the securities: non-convertible interest-bearing documentary bearer bonds of 06 series with obligatory centralized custody (further referred to as "Bonds").

The quantity of securities to be placed and par value of each bond: 2,000,000 (two million) bonds with par value of RUR 1,000 (one thousand).
The bonds' overall nominal value amounts to RUR 2 bn.
The bonds will be placed through a public subscription.

Maturity terms of the bond issue:
The bonds are redeemed sequentially in installments on following terms:

- on the 1456th day from the date of placement each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 1638th day from the date of placement each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 1820th day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 2002nd day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 2184th day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value.

Each part of the Bonds par value is redeemed by the Paying agent by order and at the expense of the Issuer.
If the date on which the part of the Bonds par value is to be redeemed falls on a day-off (irrespective of its being either a public day-off or a banking day-off), the pay-off of a due amount is to be executed on the first working day following the day-off. The Bondholder doesn't have a right to demand charging of interest or any other compensation for such a delay in pay-off.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

Other provisions of placement determined by the Decision on placement:

The price of Bonds placement is equal to the Bonds par value – RUR 1000; from the second day of Bonds placement on, the buyer, when performing Bonds purchase and sale transaction, repays the accumulated coupon income (ACI) as well.

- ACI = Nom * C * ((T - T0)/ 365)/ 100%

where
ACI - accumulated coupon income, RUR.;
Nom – par value of a Bond, RUR.;
C – interest rate on the first coupon, annual interest;
T – the date of Bonds placement, on which ACI is calculated;
T0- the date on which Bonds placement is initiated;
Mode of payment – monetary non-cash settlement in Russian Federation currency;

- Pursuant to the Decision on securities issue and Securities prospectus, there is an option of taking up the Bonds by the Issuer with their follow-on circulation opportunity.

The date of the Board of Directors session when the decision on the securities issue placement was taken: September 29, 2005, № 7 Protocol.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

September 29, 2005

On September 29, 2005 the Uralsviazinform Board of Directors took decision on placing of the monetary bond issue of 07 series.

Characteristics of the securities: non-convertible interest-bearing documentary bearer bonds of 07 series with obligatory centralized custody (further referred to as "Bonds").

The quantity of securities to be placed and par value of each bond: 3,000,000 (three million) bonds with par value of RUR 1,000 (one thousand).
The bonds' overall nominal value amounts to RUR 3 bn.
The bonds will be placed through a public subscription.

Maturity terms of the bond issue:
The bonds are redeemed sequentially in installments on following terms:

- on the 1456th day from the date of placement each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 1638th day from the date of placement each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 1820th day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 2002nd day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 2184th day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value.

Each part of the Bonds par value is redeemed by the Paying agent by order and at the expense of the Issuer.
If the date on which the part of the Bonds par value is to be redeemed falls on a day-off (irrespective of its being either a public day-off or a banking day-off), the pay-off of a due amount is to be executed on the first working day following the day-off. The Bondholder doesn't have a right to demand charging of interest or any other compensation for such a delay in pay-off.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

Other provisions of placement determined by the Decision on placement:

The price of Bonds placement is equal to the Bonds par value – RUR 1000; from the second day of Bonds placement on, the buyer, when performing Bonds purchase and sale transaction, repays the accumulated coupon income (ACI) as well.

- ACI = Nom * C * ((T - T0)/ 365)/ 100%

where
ACI - accumulated coupon income, RUR.;
Nom – par value of a Bond, RUR.;
C – interest rate on the first coupon, annual interest;
T – the date of Bonds placement, on which ACI is calculated;
T0- the date on which Bonds placement is initiated;
Mode of payment – monetary non-cash settlement in Russian Federation currency;

- Pursuant to the Decision on securities issue and Securities prospectus, there is an option of taking up the Bonds by the Issuer with their follow-on circulation opportunity.

The date of the Board of Directors session when the decision on the securities issue placement was taken: September 29, 2005, № 7 Protocol.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

September 29, 2005

On September 29, 2005 the Uralsviazinform Board of Directors approved the Decision on placing of the monetary bond issue of 06 series.

Characteristics of the securities to be placed: non-convertible interest-bearing documentary bearer bonds of 06 series with obligatory centralized custody (further referred to as "Bonds").

The quantity of securities to be placed and par value of each Bond: 2,000,000 (two million) bonds with par value of RUR 1,000 (one thousand).
The bonds' overall nominal value amounts to RUR 2 bn.
The Bonds will be placed through a public subscription.

The Bond placement price on the first and all following days of placement is determined as equal to the par value and makes up RUR 1,000 (one thousand) per bond. From the second day of Bond placement on, the buyer, when performing Bond purchase and sale transaction, repays the accumulated coupon income (ACI) as well.

ACI = Nom * C * ((T - T0)/ 365)/ 100%

where
ACI - accumulated coupon income, RUR.;
Nom – par value of a Bond, RUR.;
C – interest rate on the first coupon, annual interest;
T – the date of Bond placement, on which ACI is calculated;
T0- the date on which Bonds placement is initiated;

Mode of payment – monetary non-cash settlement in Russian Federation currency.

The term (start and end date) of securities placement :
The start date of bonds placement is determined by the authorized body of the Issuer. However, pursuant to the Federal Law "Stock market" and regulatory legal acts of the Federal executive body on Stock market, the placement cannot be initiated until two weeks expire from the date of publishing a notification on State registration of the securities issue and on access to the information contained in the Securities prospectus (further referred to as "the notification of State registration of the Bond issue").

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

The notification of State registration of the Bond issue and access to the information contained in the Securities prospectus shall be published by the Issuer in the form of the announcement of the essential fact "Information on the securities issue" in the following order and terms from the date the Issuer receives the written notification from the registering authority about the Bond issue State registration:

- in news lines of press agencies, authorized by the Federal executive body on Stock market for the disclosure of information at the Stock market (further referred to as the "News lines") – within 1 (one) day;
- at the Issuer's site in Internet at the address: http://www.usi.ru/index.cfm?page=86 - within 3 days.
- in the newspaper "Rossiiskaya Gazeta" – within 5 days.

This announcement is also published in the Supplement to the RF FFMS Messenger.

The Issuer publishes the announcement on the start date of Bond placement in the following order and terms:

- in News line – within 5 (five) days prior to the start date of Bond placement;
- at the Internet page, address: http://www.usi.ru/index.cfm?page=86 – within 4 (four) days prior to the start date of Bond placement.

The end date of placement:

The end date of placement is the earliest date of the following ones:

a) 15th (the fifteenth) working day from the start date of Bond placement;

б) the date on which the last Bond of the Issue is placed.

However, the end date of placement cannot be later than one year from the date of the Bonds issue State registration.

Other conditions of the Bond placement, determined by the Decision on Securities placement:

Fulfillment of obligations on the Bond issue is assured by the guarantee of the Limited Liability Company "Express-leasing". Placement of Bonds is performed through effecting purchase and sale of the Bonds at the price of Bond placement. The deals on Bonds placement are performed through the trade system of Closed Joint-Stock Company "Micex stock exchange" (further referred to as the "Exchange") via fulfillment of addressed requests for the purchase of Bonds, filed through the trade and settlement systems of the Exchange pursuant to the Rules of trading in Trade system of the Exchange.

Conclusion of deals on Bond placement starts after making up the results of the competition on determination of the first coupon interest rate and terminates on the end date of the Bond issue placement.

Preferential purchase of securities being placed is not provided; payment of Bonds of the present issue by installments is not provided

The part of Bond issue unplaced, whereby the Bond issue is regarded as invalid, is not determined. Other conditions of Bond placement are specified in the Decision on Bond issue.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

September 29, 2005

On September 29, 2005 the Uralsviazinform Board of Directors approved the Decision on placing of the monetary bond issue of 07 series.

Characteristics of the securities to be placed: non-convertible interest-bearing documentary bearer bonds of 07 series with obligatory centralized custody (further referred to as "Bonds").

The quantity of securities to be placed and par value of each Bond: 3,000,000 (three million) bonds with par value of RUR 1,000 (one thousand).
The bonds' overall nominal value amounts to RUR 3 bn.
The Bonds will be placed through a public subscription.

The Bond placement price on the first and all following days of placement is determined as equal to the par value and makes up RUR 1,000 (one thousand) per bond. From the second day of Bond placement on, the buyer, when performing Bond purchase and sale transaction, repays the accumulated coupon income (ACI) as well.

ACI = Nom * C * ((T - T0)/ 365)/ 100%

where
ACI - accumulated coupon income, RUR.;
Nom – par value of a Bond, RUR.;
C – interest rate on the first coupon, annual interest;
T – the date of Bond placement, on which ACI is calculated;
T0- the date on which Bonds placement is initiated;

Mode of payment – monetary non-cash settlement in Russian Federation currency.

The term (start and end date) of securities placement :
The start date of bonds placement is determined by the authorized body of the Issuer. However, pursuant to the Federal Law "Stock market" and regulatory legal acts of the Federal executive body on Stock market, the placement cannot be initiated until two weeks expire from the date of publishing a notification on State registration of the securities issue and on access to the information contained in the Securities prospectus (further referred to as "the notification of State registration of the Bond issue").

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

The notification of State registration of the Bond issue and access to the information contained in the Securities prospectus shall be published by the Issuer in the form of the announcement of the essential fact "Information on the securities issue" in the following order and terms from the date the Issuer receives the written notification from the registering authority about the Bond issue State registration:

- in news lines of press agencies, authorized by the Federal executive body on Stock market for the disclosure of information at the Stock market (further referred to as the "News lines") – within 1 (one) day;
- at the Issuer's site in Internet at the address: http://www.usi.ru/index.cfm?page=86 - within 3 days.
- in the newspaper "Rossiiskaya Gazeta" – within 5 days.

This announcement is also published in the Supplement to the RF FFMS Messenger.

The Issuer publishes the announcement on the start date of Bond placement in the following order and terms:

- in News line – within 5 (five) days prior to the start date of Bonds placement;
- at the Internet page, address: http://www.usi.ru/index.cfm?page=86 – within 4 (four) days prior to the start date of Bonds placement.

The end date of placement:

The end date of placement is the earliest date of the following ones:

a) 15th (the fifteenth) working day from the start date of Bond placement;

б) the date on which the last Bond of the Issue is placed.

However, the end date of placement cannot be later than one year from the date of the Bonds issue State registration.

Other conditions of the Bond placement, determined by the Decision on Securities placement:

Fulfillment of obligations on the Bond issue is assured by the guarantee of the Limited Liability Company "Express-leasing". Placement of Bonds is performed through effecting purchase and sale of the Bonds at the price of Bond placement. The deals on Bonds placement are performed through the trade system of Closed Joint-Stock Company "Micex stock exchange" (further referred to as the "Exchange") via fulfillment of addressed requests for the purchase of Bonds, filed through the trade and settlement systems of the Exchange pursuant to the Rules of trading in Trade system of the Exchange.

Conclusion of deals on Bond placement starts after making up the results of the competition on determination of the first coupon interest rate and terminates on the end date of the Bond issue placement.

Preferential purchase of securities being placed is not provided; payment of Bonds of the present issue by installments is not provided

The part of Bond issue unplaced, whereby the Bond issue is regarded as invalid, is not determined. Other conditions of Bond placement are specified in the Decision on Bond issue.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru